Peak Cocktails, LLC (the "Company") an Ohio Company

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Note

Peak Cocktails was incorporated in December 2021. Besides an initial bank deposit of $6,000 by the founder, Peak Cocktails experienced no monetary transactions or investments since its incorporation in December of 2021.

As a result, the financial statements reflect no revenues, expenses, assets, liabilities, or equity transactions during the reporting period, other than the initial deposit.

The absence of financial activity is attributed to the recent formation of the company, which was in the initial stages of operation.

 Management has assessed that this situation does not materially impact the understanding of the company's financial position.

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (8154) - 1	27,940.91
PayPal Bank	1,268.97
Total Bank Accounts	**29,209.88**
Total Current Assets	**29,209.88**
Fixed Assets	
Long-term office equipment	493.41
Tools, machinery, and equipment	2,940.21
Total Fixed Assets	**3,433.62**
TOTAL ASSETS	**$32,643.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
I. CROSS (5073) - 1	16,156.33
Total Credit Cards	**16,156.33**
Total Current Liabilities	**16,156.33**
Total Liabilities	**16,156.33**
Equity	
Partner investments	104,001.00
Retained Earnings	
Net Income	-87,513.83
Total Equity	**16,487.17**
TOTAL LIABILITIES AND EQUITY	**$32,643.50**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (8154) - 1	6,000.00
Total Bank Accounts	**6,000.00**
Total Current Assets	**6,000.00**
TOTAL ASSETS	**$6,000.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Partner investments	6,000.00
Retained Earnings	
Net Income	
Total Equity	**6,000.00**
TOTAL LIABILITIES AND EQUITY	**$6,000.00**

Profit and Loss

January - December 2022

	Total
INCOME	
Sales	24,431.69
PayPal Sales	6,005.23
Total Sales	**30,436.92**
Uncategorized Income	60.00
Total Income	**30,496.92**
COST OF GOODS SOLD	
Cost of goods sold	
Cost of labor - COGS	4,255.52
Freight in - COGS	8,536.04
Supplies & materials - COGS	55,832.70
Total Cost of goods sold	**68,624.26**
Total Cost of Goods Sold	**68,624.26**
GROSS PROFIT	**-38,127.34**
EXPENSES	
Advertising & marketing	8,130.16
Website ads	1,005.48
Total Advertising & marketing	**9,135.64**
Contract labor	25,397.07
General business expenses	200.00
Bank fees & service charges	350.00
Memberships & subscriptions	520.00
Total General business expenses	**1,070.00**
Insurance	518.00
Office expenses	
Merchant account fees	15.00
Software & apps	1,521.41
Total Office expenses	**1,536.41**
PayPal Fees	275.77
R&D	2,183.53
Rent	1,322.38
Building & land rent	919.67
Total Rent	**2,242.05**
Research & Development	84.14
Services	100.00
Shipping, Freight & Delivery	1,194.32
Supplies	209.73
Supplies & materials	771.15
Total Supplies	**980.88**
Taxes paid	179.58
Travel	17.00

	Total
Utilities	
Phone service	282.49
Total Utilities	**282.49**
Total Expenses	**45,196.88**
NET OPERATING INCOME	**-83,324.22**
OTHER INCOME	
Credit card rewards	300.00
Total Other Income	**300.00**
OTHER EXPENSES	
Vehicle expenses	3,247.77
Vehicle gas & fuel	455.97
Vehicle insurance	291.60
Vehicle registration	6.75
Vehicle repairs	487.52
Total Vehicle expenses	**4,489.61**
Total Other Expenses	**4,489.61**
NET OTHER INCOME	**-4,189.61**
NET INCOME	**$ -87,513.83**

Peak Cocktails, LLC
Income Statement

	2021
REVENUES	0.00
TOTAL REVENUES	**0.00**
COST OF GOODS SOLD	0.00
TOTAL COST OF GOODS SOLD	0.00
GROSS PROFIT (LOSS)	0.00
OPERATING EXPENSES	
TOTAL OPERATING EXPENSES	0.00
OPERATING PROFIT (LOSS)	0.00
INTEREST (INCOME), EXPENSE & TAXES	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	0.00
NET INCOME (LOSS)	**0.00**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-87,513.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
I. CROSS (5073) - 1	16,156.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,156.33**
Net cash provided by operating activities	**-71,357.50**
INVESTING ACTIVITIES	
Long-term office equipment	-493.41
Tools, machinery, and equipment	-2,940.21
Net cash provided by investing activities	**-3,433.62**
FINANCING ACTIVITIES	
Partner investments	98,001.00
Net cash provided by financing activities	**98,001.00**
NET CASH INCREASE FOR PERIOD	**23,209.88**
Cash at beginning of period	6,000.00
CASH AT END OF PERIOD	**$29,209.88**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**0.00**
FINANCING ACTIVITIES	
Partner investments	6,000.00
Net cash provided by financing activities	**6,000.00**
NET CASH INCREASE FOR PERIOD	**6,000.00**
CASH AT END OF PERIOD	**$6,000.00**

Peak Cocktails, LLC
Statement of Changes in Equity

Particulars	2022	2021
Partner Investments - Beginning	$6,000.00	$0.00
Additional Partner Investments	$98,001.00	$6,000.00
Partner Investments - Ending	$104,001.00	$6,000.00
Retained Earnings - Beginning	$0.00	$0.00
Net Income/Loss	($87,513.83)	$0.00
Retained Earnings - Ending	($87,513.83)	$0.00
Total Equity - Beginning	$6,000.00	$0.00
Additional Partner Investments	$98,001.00	$6,000.00
Net Income/Loss	($87,513.83)	$0.00
Total Equity - Ending	$16,487.17	$6,000.00

Peak Cocktails, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Peak Cocktails, LLC (the "Company") is a company organized on December 02, 2021 under the laws of Ohio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.